Filed by McDonald's Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: McDonald's Corporation
Subject Company's Commission File No.: 1-5231

McDonald’s Second Quarter Investor Conference Call
July 25, 2006

Operator:      Hello, and welcome to McDonald’s July 25, 2006 Investor Conference Call. At the request of McDonald’s Corporation, this conference is being recorded. Following today’s presentation there will be a question and answer session for investors. At that time investors only may ask a question by pressing "star one" on their touchtone phones. I’d now like to turn the conference over to Ms. Mary Kay Shaw, Vice President of Investor Relations for McDonald’s Corporation. Ms. Shaw, you may begin.

Shaw:       Hello everyone, and thank you for joining us today. With me on our call are CEO Jim Skinner, and CFO Matthew Paull. This conference call is being Webcast live and recorded for replay later today via phone, Webcast, and podcast. As always, the forward-looking statements which appear in our earnings release and 8-K filing also apply to our comments. Both the earnings release and our 8-K with supplemental financial information are available on investor.mcdonalds.com, as are reconciliations of any non-GAAP financial measures mentioned on today’s call with their corresponding GAAP measures. In addition, in connection with the proposed disposition of our stock in Chipotle through an exchange offer, Chipotle will file with the SEC a registration statement and prospectus that will have important information about the offer. Investors will be able to obtain a free copy of the prospectus and related documents filed with the SEC when available on the SEC’s Website, as well as on our and Chipotle’s websites as applicable. And now I’ll go ahead and turn it over to Jim Skinner.

Skinner:      Thanks Mary Kay, and good morning everyone. We appreciate your interest in McDonald’s, and certainly your participation in this call. I’m proud to say that this quarter was the strongest since we announced our revitalization plans. Our momentum continues around the world with a comparable sales increase of 5.5% and operating income growth of 12%. Margin percentages were up around the world for the second consecutive quarter, indicating that more is flowing to our bottom line. Notably, our performance is not being driven by a single country or region, but is the result of solid contributions from all of our areas in the world. The underlying health of our business is strong, and we remain focused on delivering long-term sustainable growth. We believe our growth opportunities are enormous, and we have created a strong foundation for this growth over the past few years. Over the last three years on average we’ve grown top line 6% in constant currencies, and delivered double-digit EPS growth. By focusing on being better not just bigger, we have proven that we can not only capture more of the existing market, but also create new opportunities for growth. The key to success is a simple yet powerful concept.

                                We’re teaching focus and balance across the five P’s of our Plan to Win. Whether in the area of people, products, place, price or promotion, we strive for the right balance between innovation and disciplined execution. Currently, we’re focused on three critical strategies to drive performance. First, striking an effective balance between consistent promotion of our core product offerings with the successful introduction of new food news. No matter how familiar our core menu is to customers, we know that featuring these products in our restaurants and marketing them drives sales and guest counts. During the recent World Cup for example Germany, France, China and Taiwan were successful with promotions linked to the Big Mac and Extra Value meals.

        On the new food side, we continue to introduce products that are relevant to customer’s tastes and lifestyles. The U.S. is strengthening its position in chicken with the launch of the Chicken Snack Wrap, a premium chicken strip inside a heated tortilla with lettuce, cheese, and ranch sauce. We’re also broadening drink offerings, a process which began with our coffee upgrade, and continues with testing of grab-and-go drinks in resealable containers, such as fruit juices and flavored waters.

               Around the world we’ve been adding new choices to our Happy Meals, from milk and drinkable yogurt to fruit bags and carrot sticks. And Australia is taking this to the next level in August with the introduction of Pasta Zoo, a kid’s Happy Meal entrée that has strong nutritional profiles. The product has already received positive reaction from Australia’s food and nutrition community, and we are confident that moms and kids will feel the same.

               Longer term, we are supporting food innovation with the European Food Studio in Paris and now its counterpart, the Food Studio and Quality Assurance Center in Hong Kong, which got up in operation in June.

               The second strategic focus involves the relationship between every day value offerings and an appealing mix of premium products. Success here has played a key role in driving results around the world, most recently in Europe. Cost conscious Europeans can rely on value platforms such as the pound saver menu in the UK and Ein Mal Eins in Germany. These every day menus are complimented by premium sandwiches such as the Big Tasty in Germany and the Chicken Mythic in France. Longer term, markets such as Japan are working to optimize pricing on the core menu, while in China we are exploring menu pricing that is tiered by both market and restaurants to help address the vast differences in purchasing power across that country.

               A third opportunity involves maintaining a relevant dining experience while expanding our convenience through drive-thru’s, extended hours, and in some parts of the world, delivery. Reimaging increases the relevance of our restaurants, and positively impacts customer’s perceptions. By the end of 2006, we will have reimaged or rebuilt over 8,000 restaurants over a four-year period, representing 30% of our traditional restaurant base. In the U.S., this translates to more than 5,000 of our 13,700 restaurants reimaged and rebuilt by the end of the year.

               Leveraging our convenience advantage also remains a significant area of growth opportunity. Extending our hours of operation continues to drive results in the U.S., where more then 90% of the restaurants participate in some way. We are expanding this opportunity as appropriate in Europe, Asia, and Latin America. In China, our development strategy is focused on opening more restaurants with drive-thru’s to capitalize on the increasingly mobile population there. This strategy received a significant boost in June with the signing of the strategic partnership with Sinopec, China’s largest petroleum retailer. The agreement gives McDonald’s first right of refusal to co-develop drive-thru restaurants at existing and new Sinopec outlets, which number more than 30,000. It’s great having a choice, and our initial plan of course is to identify and prioritize the best locations across China.

               Balance is important not only in our restaurant activity, but also in the broader management of our system. As we mentioned in previous calls, we’ve been working to find the right balance between company and local ownership in our system. As previously announced, we plan to convert 15 to 20 markets to a developmental license, or DL arrangement. In a DL structure, a local entrepreneur uses his or her capital, real estate, and local knowledge to build the brand and optimize results. McDonald’s collects a royalty, but invests no capital, unlike a traditional franchise agreement. So far this year we’ve completed DL conversions for three countries, Nicaragua, Honduras and Bulgaria. And we will soon convert another market in Asia Pacific, Middle East, Africa.

                                Similarly, the United Kingdom is working to shift the balance of its restaurant ownership so that more restaurants are in the hands of franchisees. This can be accomplished through converting company owned restaurants to franchises or through joint ventures in which the company and a partner share a stake in the restaurants. Year to date 24 company owned restaurants have been franchised and three joint venture partners have been formed, representing 40 stores. In addition, we plan to franchise or JV another 50 UK stores later this year.

               We at McDonald’s are energized by both the success we are achieving today and the great opportunity for growth that lies ahead. We recognize, however, that we have things to do to realize our potential. We must continue to push the boundaries placed on our brand, earning our customer’s permission to try more new things under the golden arches. Our systems, our operating systems, both at the counter and in the kitchen, must keep pace with the demands of our customers and our business. We have incredible variety in our restaurants around the world, different menus, floor plans, operating hours and traffic patterns. We have learned that one size does not fit all. So we’re working on a next generation operating system that you’ve talked with us about before that will have flexible components that can be plugged in, depending on the restaurant’s needs. We’re calling it the flexible operating platform. While the flexible operating platform is under development, we are implementing the bridge operating platform in countries that need help with their operations now. The bridge operating platform is a customized solution that combines elements from our Made For You and traditional grow direct systems, ways that are best suited to the needs of a particular restaurant. As the name suggests, it acts as a bridge to the flexible operating system of the future. But to me, our most important challenge is to maintain and build trust of our customers. We must do this, and we are. We are driving efforts around the world to tell the facts about the quality of our food, our great employment opportunities, and our corporate values. We’re working directly with moms, the gatekeepers of the family’s trust, through our newly formed Global Mom’s Panel. And we’re connecting with customers on their terms, whether it’s through Internet blogs, text messaging, or conventional advertising.

               To close, I want to emphasize how confident I am in the future of McDonald’s. There is great opportunity ahead, and we are committed to capturing it for the benefit of our customers, our system and our shareholders. Thank you, and now I’ll turn it over to Matthew Paull, our CFO.

Paull:                      Thank you, Jim. And good morning everyone. New products, convenient service and hours, clean, comfortable restaurants, and marketing linked to popular properties and events have combined to make the McDonald’s experience even more relevant. The connection we’ve built with our customers, along with our commitment to discipline in operations and in financial management continues to deliver solid results. As Jim just highlighted, sales growth was strong in every area of the world driving total brand McDonald’s margin dollars up 12% to a record $1.7 billion in the second quarter. Breaking this down, McDonald’s franchise margins, which represent about 2/3 of total margin dollars, were $1.1 billion, and as percent of revenues rose 80 basis points with every area of the world showing improvement. McDonald’s company operating margin dollars grew 20% to nearly $620 million in the second quarter. Company operated margins increased 130 basis points as every segment showed improvement for the second consecutive quarter. I’ll highlight the drivers behind this margin growth in the U.S., Europe, and Asia Pacific.

               In the United States, company operating margins improved 60 basis points to 19.8%, the highest in more than 10 years. The increase was driven by strong sales, partly offset by higher labor, utility and promotional expenses. In the second quarter we enjoyed a benign cost environment for beef, chicken, and cheese. For the year, in the United States we expect beef and chicken costs to be relatively flat, and cheese to be down.

               In Europe, company operating margins increased an impressive 170 basis points to 16%. More than half of the increase was driven by strong comparable sales growth in the United Kingdom and Germany. Compared with last year, commodity costs for beef and chicken were down in Europe, while cheese was flat. Our outlook for the full year is for all three to be basically flat.

               Importantly, our initiatives to improve performance in the UK are beginning to gain traction. We’ve been working very hard to enhance our brand image by emphasizing the quality of our food and the opportunities a McDonald’s job provides. Also, we’re aggressively sharing the facts about McDonald’s in interviews and Internet blogs. In the second quarter, we promoted flagship core menu sandwiches like the Quarter Pounder and Big Mac, and marketed our brand with an innovative text message to win World Cup ticket game. We are optimistic that the UK’s refranchising strategy, which contributed slightly to the quarter’s progress, will help company operating margins going forward. We are encouraged with the UK’s progress, but there is much more we can and will do. We are confident our plan and the focus of our UK team will deliver results.

               Asia Pacific generated a 170 basis point increase in company operating margins, primarily driven by Australia’s ongoing strong performance and improved results in China and Hong Kong. The strategic menu price adjustment that Jim mentioned contributed to China’s improvement. Designed to deliver value to customers, while encouraging trade up, margins are beginning to benefit from extra value meals becoming a larger portion of our sales mix in China. In addition, supply chain and operating efficiencies helped lower costs.

               Turning to G&A, as expected G&A in the second quarter increased at a faster rate than sales and revenues. This was due to an increased accrual for incentive-based compensation, and our very successful biannual owner operator convention which was held in May. We expect the rate of G&A spending to slow in the second half of the year, and as a percent of revenues to end the year below 2005 levels.

               Consolidated operating income for the quarter was more than $1.1 billion, up a healthy 12%, primarily due to the strong margin improvements we delivered. This brings us to quarterly earning per share. Last year’s second quarter EPS was 42 cents, including nine cents of incremental tax expense resulting from our decision to bring home earnings under the Homeland Investment Act. Second quarter ’06 earnings per share is 67 cents, this includes a nonoperating gain of 10 cents from the sale of a portion of our Chipotle stock, a penny of impairment primarily related to the anticipated sale of a market in Asia Pacific to a developmental licensee, and a penny of incremental tax expense from a tax law change in Canada.

               Turning briefly to Chipotle, subject to market conditions, we are moving forward with plans to completely separate from Chipotle through a tax free exchange. This will allow us to buy back McDonald’s shares using highly appreciated Chipotle stock with no tax on the appreciation. And as we previously indicated, the proceeds from the secondary sale of Chipotle stock, which we completed in May, will also be used to buy back stock. All of this is on top of at least $5 to $6 billion we expect to return to shareholders in 2006 and 7 combined. In the second quarter we bought back $800 million of stock, bringing year-to-date total share repurchase to $1.8 billion, or 53 million shares. You should be aware, however, that until we complete our separation from Chipotle, we cannot be in the market buying back our stock. When the exchange transaction is completed in the fourth quarter, we expect to be repurchasing stock again. Rest assured, we understand and share your focus on reducing our share count. It was part of the reason behind the compensation mix changes made last year that resulted in fewer options being granted. In fact, as a result of exercises and reduced grant levels, total options outstanding at year end 2005 were more than 30% lower than in 2002. We are absolutely committed to reducing our share count and fully expect the count to continue to head in the right direction. The count has declined by about 25 million diluted shares since year end ’05, and should continue to add to our EPS growth rate.

                I’d like to update you on a few other guidance items. Based on current exchange rates, we expect foreign currency translation to have a slightly positive impact for the remainder of the year, and a minimal impact for the full year. Because of our actions under the Homeland Investment Act, our debt and cash levels are higher than they otherwise would have been. Due to this higher debt level, current interest rates, and foreign currency exchange rates, we now expect interest expense to be up 11 to 13% for the year, however, offsetting this is higher projected interest income.

                Since implementing our Plan to Win in 2003, we’ve delivered the most consistent and solid operating performance in McDonald’s history. Significantly in the second quarter, every area of the world contributed to our performance, demonstrating that Plan to Win’s adaptability and applicability to the unique local environment in which we operate our restaurants. I am confident that as we further evolve our Plan to Win and strengthen our connection with customers, we will build on this track record of strong, consistent results. Thank you, and now I’ll turn the call back over to Mary Kay Shaw.

Shaw:                     Thanks, Matt. I will now open the call up for questions. Please press "star one" if you have a question, and "star two" to remove yourself from the queue.

To give as many people as possible the opportunity to ask questions, please limit yourself to one question. We'll come back to you for follow-up questions as time allows.

First question is from John Glass at CIBC.

Glass:        Thanks. I actually wanted to follow up on the Sinopec agreement, I mean a couple of details. Who operates the restaurants? Who puts in the capital? And I guess most importantly, 30,000 locations is a significant number, but what would be a good near or intermediate term expectation for development under that agreement? How many of your units in China, for example, maybe on a percentage basis would be in those type of locations?

Skinner:                 Well, the details of the arrangement, it’s a 20 year agreement and we have a first right of refusal, as I mentioned John. This is Jim Skinner. And the arrangement relative to capital invested, etcetera, details are not public at the moment and it’s a matter of working that on a deal by deal basis. And in terms of numbers, they do have 30,000 locations but that’s the beauty of having the first right of refusal. We would never have an agreement with a company like this where we had to do all 30,000 and imagine why. As a retailer and the biggest petroleum company in the country, I’m sure they have terrific sites among those 30,000 but they probably also have some that may not be as good. So it’s very important for us to get off to a good start with them in the selection of the original sites. And we’re pretty good at this and I think we’ll do a careful job and we’ll get off to a good start. But I can’t really predict what the total number will be and I don’t think we’ve looked at it that way. We just know that there’s a huge opportunity there.

Paull:                      And John, we will operate the restaurant in all situations. It’s possible that in some cases Sinopec would be our landlord, but in a lot of other cases they won’t be. We’re still working that out, as Jim said. And we want to emphasize that we’ve said that one of our issues in the past in China was we didn’t get off to the best start in terms of site selection. We love this deal, for all the reasons that Jim mentioned, especially the fact that it has, from our point of view, tremendous option value. There is no minimum or maximum number of restaurants we have to build. If things look good to us, we’ll build more. And there’s no cost to us. And in terms of option value, the option value is unlimited to us because we have a choice.

Shaw:                     Thank you. The next question is from David Palmer at UBS.

Palmer:                   Congratulations on the quarter. The bridge -- I have a question on the bridge operating platform. This is something that I suppose could greatly improve your menu innovation flexibility in Europe. How will you roll that out? Can you give us a timetable on that when you might be done in a certain market? Or I would imagine you’re going to be doing company and franchise similar timetables but could you perhaps give us an idea when you might be able to be kind of switched on with the new platforms with the idea that we might see a better innovation pipeline and kind of come on stream at that point that would catch up to the new platform? Thanks very much.

Skinner:                 Well, David, the bridge operating platform will simplify our operations and that combination of Made for You and Grill Direct that we talked about, which does enhance the work environment for the crew and it also gives us the opportunity, as you said, to deliver a variety of experiences for our customers around food. It’s currently being tested in a couple of hundred restaurants in the UK, France and Germany, also in Italy, Spain, Sweden, Russia and Hungary. And over the next year or so we will probably convert around 1,500 restaurants. It’s important to know though that is a bridge operating platform and the end estate vision I think for the long term is for us to be able to have the flexible operating platform. And so that would be step two. Although this is not something that we’ll be doing in every market but right now it looks like around 1,500 restaurants and obviously that’s company restaurants and franchise restaurants as well.

Palmer:              Thank you.

Shaw:                     Thank you. The next question is from Glenn Petraglia at Citigroup.

Petraglia:               Good morning. If you could perhaps comment on the US and perhaps some of the trends that you’re seeing, from whether it be a traffic or an average check perspective. I’m wondering if you’re seeing any sign that consumers are being a little bit more cautious with how they spend their dollars, i.e., are you seeing increases in dollar menu purchases, etcetera?

Skinner:                 Well, we continue to benefit from the combination of initiatives, Glen, in the United States. But as you know the big factors in this quarter, as we talked about, were breakfast, driven by coffee and then certainly the premium chicken sandwiches, the Asian salad, the Happy Meals and the extended hours. All of those things contributing positively. And I’m happy to say that the demand for the dollar menu continues to support the base of our business. We’re not seeing a shift in consumer buying habits around the dollar menu, which is very important. And obviously, we’ve been able to operate above the noise for now relative to fuel costs, which has been something that we’re very, very pleased with. And it’s possible that the traffic could start to fall off. We don’t know. But thus far, we’ve been very fortunate regarding that and the trends are very positive for us.

Paull:                     And Glen, on the issue of guest counts, year to date in the US about 40 percent of the comp is from guest count increases.

               Thank you.

Shaw:                    The next question is from Joe Buckley at Bear Stearns.

Buckley:                Thank you. I wanted to ask you a question about the UK. It sounds like your plans to refranchise or do joint ventures is moving a little bit faster than you first thought. And I’m curious if the joint venture aspect is something new and if you could describe that in a little bit more detail, what kind of potential that might have.

Skinner:                 The first part is regarding the franchising. We’re refranchising about 125 McCopCo’s and developing franchising plans as we move to 2007/2008. We’re about halfway through what we had planned to do this year as I mentioned in my comments. And we could argue that maybe we’re a little bit ahead of schedule but I think in the end we’re right about where we wanted to be and we’ll transition about 125 of those restaurants throughout ’06.

Paull:                      The joint venture way of operating is something we’re very used to. We use it heavily in France. We use it in the US. And I’d like to point out that we said our goal at a minimum is to get to less than 50 percent of the restaurants being company-owned in the UK over time. When we started we were at 63. Right now year to date we’re at 58. We’re making good progress. We’re going to take it below 50 but we didn’t predict exactly how long that would take. Thanks.

Shaw:                    The next question is from Larry Miller at RBC.

Miller:                    Thanks a lot. This is a question on marketing. You’ve talked about evolving the "i’m Lov'in It" campaign and I just had a question. Is it still as effective today as when you first rolled it out? And are you -- is that still the plan to evolve the marketing and can you kind of give us any previews of what direction that might take if you have any? Thanks.

Skinner:                 Well, I think we’ve talked a lot about this, Larry, and that being that we’re looking at "i’m Lov'in It" next generation. It continues to be relevant with our consumers in the marketplace and, of course, the messaging and the communication in the framework of "i’m Lov'in It" around the world varies. And we’re working very hard right now to work on the next generation of "i’m Lov'in It", focusing on the “It,” that being the food and the moments and the feelings that are so important to our customers in their relationship with McDonald’s. And we’re tying in with World Cup and Olympic alliance and our popular global events like the World Cup and McDonald’s has unparalleled ability in this arena and that’s sort of the way we’re working on it. And we expect that we’ll be able to move along positively in this regard.

Shaw:                    Thank you. The next question is from Jeff Bernstein at Lehman Brothers.

Bernstein:             Thanks very much. Just a question on the strong European margins. I’m wondering if you could dissect the reported company operating margin number into the three major markets for the quarter this year versus last, just so we could see the trends in each. And then before we give the overall European margin, somewhat of quarters past if you exclude the UK, which I believe you said was a positive contributor, still guessing though is the low man on the pole. And then just lastly what your outlook is for the company operated European margins for the back half of the year. Thanks.

Paull:                      Jeff, this is Matt. We don’t make predictions on margins. Sorry about that. But I will be able to address your other questions. The UK was a significant contributor to the overall improvement in Europe through comps, through store mix and through more favorable commodity costs in the UK. After the UK, Germany was a big contributor and that was about comps offset by higher labor costs. Beef costs and chicken costs in Europe were down about four percent each in the second quarter. And I would say we like where we’re headed with Europe. We like that the improvement is coming from the UK and Germany. France continues strong but it didn’t improve significantly compared to the other two countries. And I don’t really have the math in front of me of what we would have looked like without the UK. So we’ll have somebody in Investor Relations get back to you on that one.

Shaw:                    Okay. The next question is from Steven Kron at Goldman.

Kron:                      Great, thanks, good morning. I had a quick question business when we think about brand image and sustainability of what seems to be improving trends there. Matt, I know you mentioned that it seems as though you’re getting better traction from messaging. But if I think about a year or two ago, there was a lot of talk of like school lunch programs, nutritional content, childhood obesity; it seemed to be very front and center in the media. Can you just talk maybe about the current environment there, whether those types of media stories have died down a bit? And maybe you can share with us a little bit on consumer feedback more recently in the UK market. Thanks.

Skinner:                 Well, I’ll start, Steve. This is Jim and then Matt can follow up with whatever comments he wants to make. But I think the environment there has changed but it’s changed because of the job that I think we’re doing regarding the communication around our food. As you know, the UK is an environment in which the intensity of the tabloid nature of communication probably doesn’t change much over time. The issues change from time to time but the fact is the issues around obesity, the issues around lunch programs, the issue around the quality of food and the issue around choice continues to be there. But I think the reason we’re improving, and we like the trends right now, including consumer feedback, which we were fortunate over the last few months to have very good mystery shop scores and plan to win scores around the attributes and the consumer perception, and the UK was leading the pack. And so we’re very proud of that and we think we’ve done a good job there. And so but relative to the environment, the environment really doesn’t change that much. It’s a matter of how we respond to it and how we manage our affairs, which I think we’ve done a very good job with. Thank you.

Shaw:                    The next question is from Mark Wiltamuth at Morgan Stanley.

Wiltamuth:            Hi, yes, I wanted to just explore the European margin power. Clearly you had a big turnaround here in the margins this quarter. Could that 16 percent margin turn into an 18 or 19 percent number over time? And where do you think the big margin opportunities lie? Are they really in closing underperformers or refranchising or is it just improving the average restaurant sales?

Paull:                      Mark, this is Matt. We’ve been very careful over the last three years to say that we have a global margin goal, which is to get back to year 2000 company accurate margin levels which were 16.9 percent for the full year but we’re not going to break it out by country or area of the world. When we look at where the biggest opportunity lies, it still lies in the UK. Even though we saw improvement, there’s a long way to go and part of it is about growing sales through extended hours and offering breakfast more aggressively. Part of it is through the refranchising that we’ve begun. We still have a long way to go. So we’re not going to pick a specific goal, but there’s still lots of room for improvement.

Shaw:                    Thank you. The next question is from Jeff Omohundro.

Omohundro:          Yes, I was wondering if we can elaborate a little bit more on the new product front, in particular the chicken snack wrap test, how that has proceeded and how are the consumers using the product? Is it being used as an add-on for example?

Skinner:                 Well... Go ahead.

Paull:                      Yeah, the national launch will run from August 1st through September 4th. It’ll be, the suggested price point will be about $1.29. We love the product for a whole variety of reasons, one of which you hinted at which is how people are going to use this. It’s sometimes an add-on; it’s sometimes a snack. We also think it gives us a really wonderful opportunity to make an existing product better. It’s the same Chicken Select that’s used in our Chicken Select offering. And that product, which is one of my favorite products, is even better if we have enough volume to keep it really fresh. And by using the snack wrap, based on the same core products, we can do bigger volumes, keep it fresher and we think our customers will like it, our operators will like it and our profitability will show. And lastly, the food and paper percentage on that product at $1.29 price point is very attractive. It’s well below double cheeseburger, well below salads. It’s below our other chicken sandwiches. So from every way we look at this, it looks like something that’ll make a lot of sense for us.

Skinner:                 And it did very well in the test markets and we would expect that it’ll be a hit with our customers. Have you had it yet, Mark?

Omohundro:         Jeff, yeah.

Skinner:                Yeah, sorry, Jeff.

Omohundro:        Yes.

Skinner:                Okay.

Operator:              Good. Okay. Thank you. The next question is from John Ivankoe at JP Morgan.

Ivankoe:                Hi, thanks. I actually have some questions on the reimaging of the restaurants themselves. If I’m right, I think the rate of reimaging in the US will slow at the end of 2006. Is that still right?

Paull:                      Well, the original plan that we announced was a three year plan that was scheduled to mature at the end of ’06. You’re right about that. But we’ve learned some things through this plan which is that we can’t ever afford to let the brand grow old and tired. And so there is the possibility that when we look at the chance to do something with the exteriors of our restaurants, we will decide to use a similar kind of program to reimage the exteriors. We’re talking with operator leadership about it. We haven’t made any decisions yet. But you’re right, the original program expires at the end of ’06. But if we see something that excites us, we’re certainly willing to co-invest with our franchisees to send the message that the brand is getting even more contemporary. And if you take a look at the restaurants that we’ve externally reimaged in Columbus and Tulsa, you’ll see how exciting it looks for a very, very small investment. Thank you.

Skinner:                  But the pace that we’re on for ’06 -- you said we’ve swung out in ’06 -- it does come -- the original understanding comes to an end in ’06, John, but we’re about the same pace we were in ’04 and ’05 regarding ’06 in the year.

Shaw:                     Okay. The next question is from Rachael Rothman at Merrill Lynch.

Rothman:               Hi, good morning. Just as a follow up to that, would you guys mind recapping your $1.8 billion in cap ex and maybe giving us an update on reimaging overseas or how that cap ex will be spent? Thanks.

Paull:                      Rachael, this is Matt. The rough breakdown is a bit over $900 million is being reinvested in existing stores. Some of that is maintenance cap ex but the vast majority of it is reimaging of various types in various parts of the world. And probably a little over $650 million is to build new restaurants, about 800 gross new restaurants. And that’s up a little bit from prior years. And then -Mary Kay do you recall the latter part of the question?

Shaw:                     Well, just the total outside the US. Like, for example, about 30 percent of the total cap ex will be Europe, about 13 percent Asia, five Canada, four Latin and then 44 percent US. But that’s total, so that’s new, reinvestment and other.

Paull:                     Thank you.

Shaw:                    The next question is from David Palmer at UBS.

Palmer:                   Hi. This kind of builds on one of the other questions. It’s just a broader question of cash usage heading into ’07 and beyond, thinking about the major buckets such as cap ex, share repurchase, debt pay down, dividend. How might these change? For instance, I can see that maybe debt reduction, net debt reduction might slow in ’07 and beyond. And we’ve had some increasing clarity on the tax treatment of dividends and there might even be a shift in the cap ex need. Can you perhaps go into some of these? Thanks.

Paull:                      David, we followed with great interested what happened with the tax law. We’re very happy that it was extended through 2010. That is one of many factors in what we do with our cash. And I’ll kind of review what we’ve always said. And some of this hasn’t changed. Our first priority has always been and will continue to be to invest in high return projects inside brand McDonald’s. Obviously, when we separate from Chipotle that frees up a little bit more capital than we had. And then we like to look at share repurchase and dividend. We like dividends. You’ll remember three years ago when we began dramatically increasing the dividend, we said it’s very consistent with where we want to take the company. If we’re going to be better, not bigger, we can afford to be paying a higher dividend as a way of reminding people of how strong and steady our cash flow generation is. We do, however, though like to reserve a little flexibility, which is why we haven’t been specific about how much of the cash that goes back to shareholders will be in the form of dividend versus share repurchase. Frankly, it’s a function of where our stock is trading and how the other things look to us. So we want to, to the extent possible, reserve flexibility. We’ve signaled at least $5 to $6 billion will be returned to shareholders in ’06 and ’07. But we don’t want to be specific on how much takes the form of dividend versus share repurchase. And we don’t want to be specific of how much in ’06 versus ’07.

Shaw:                     Thank you. And now I’ll get back to Jeff Bernstein’s earlier question. I think UK benefited -- they contributed about 40 basis points to the improvement in the -- Europe’s margins for the quarter. And it looks like we are out of questions. So I will go ahead and turn it over to Jim for some closing remarks.

Jim:                         Well, thanks again for your participation. And in closing I want to reinforce our commitment to providing value for our customers, the McDonald’s system and our shareholders. We’re proud of the success we’re achieving today and excited about the opportunity for growth in the future. Our plan to win remains our framework for success and we will continue achieving the right balance of innovation and disciplined execution that will generate growth around the world. In the end, I’m confident that our strong performance will continue. Thank you.

Operator:               This concludes today’s conference. We thank you for your participation.

END

Additional Information

In connection with the proposed disposition by McDonald’s Corporation of its interest in Chipotle Mexican Grill, Inc. via a tax-free exchange offer, Chipotle will file with the Securities and Exchange Commission a registration statement that will include an exchange offer prospectus. The prospectus will contain important information about the disposition and related matters, and McDonald’s will mail the prospectus to its shareholders. Investors and security holders are urged to read the prospectus, and any other relevant documents filed with the SEC, when they become available and before making any investment decision. None of McDonald’s, Chipotle or any of their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. You will be able to obtain a free copy of the prospectus (when available) and other related documents filed with the SEC by McDonald’s and Chipotle at the SEC’s web site at www.sec.gov, and those documents may also be obtained for free, as applicable, from McDonald’s at www.mcdonalds.com or Chipotle at www.chipotle.com.

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